Deloitte LLP 4210 King Street East Kitchener ON N2P 2G5 Canada Tel: 519-650-7600 Fax: 519-650-7601 www.deloitte.ca

April 17, 2015

To
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Autorite des marches financiers (Québec)
Financial and Consumer Affairs Authority of Saskatchewan
Board of Directors of The Descartes Systems Group Inc.
KPMG LLP

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of The Descartes Systems Group Inc. dated April 17, 2015 (the "Notice") and, based on our knowledge of such information at this time, we confirm that we agree with the statements (1), (2), (5) and (6) contained therein, and have no basis to agree or disagree with the statements (3) and (4) contained therein.

Yours very truly,

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants